Exhibit (h)(2)(iii)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification Of Undertaking To Reimburse

Certain Fund Expenses

NOTIFICATION made December 1, 2011 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of two of its series, GMO Resources Fund and GMO Implementation Fund (each a “Fund” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Advisor has organized each Fund to serve primarily as an investment vehicle for certain large institutional accounts; and

WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of each Fund in that such a volume would maximize the Advisor’s fee as investment adviser to each Fund; and

WHEREAS, the Advisor has agreed to reimburse certain Funds for certain Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Funds and to enhance the returns generated by shareholders of the Funds.

NOW, THEREFORE, the Advisor hereby notifies the Trust that the Advisor shall, as set forth below, reimburse a portion of the expenses of the Funds through the date designated by the Advisor in this Notification (the “Reimbursement Date”) (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

The Advisor will be obligated to reimburse a Fund if the Fund’s total annual operating expenses (excluding fees and expenses identified below (the “Excluded Fund Fees and Expenses”)) exceed a specified percentage of the Fund’s average daily net assets (the “Post-Reimbursement Expense Limitation”), which is set forth below.

As used in this Notification, Excluded Fund Fees and Expenses are: shareholder service fees, expenses indirectly incurred by investment in other Funds of the Trust, fees and expenses of the independent trustees of the Trust and their independent counsel, fees and expenses for legal services the Advisor for the Trust has not undertaken to pay, compensation and expenses of Trust officers and agents who are not affiliated with the Advisor, brokerage commissions, securities lending fees and expenses, interest expense, transfer taxes, and other investment-related costs (including expenses associated with investments in any company that is an investment company (including an exchange-traded fund) or would be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to the definition of investment company provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act), hedging transaction fees, and extraordinary, non-recurring and certain other unusual expenses (including taxes).

Fund	Post-Reimbursement Expense Limitation
GMO Resources Fund	0.60%
GMO Implementation Fund	0.00%

In addition, the Advisor shall reimburse each Fund for the amount of fees and expenses incurred indirectly by the Fund through its direct or indirect investment in GMO U.S. Treasury Fund (excluding U.S. Treasury Fund’s Excluded Fund Fees and Expenses), subject to a maximum total reimbursement to each Fund of such fees and expenses equal to the Fund’s Post-Reimbursement Expense Limitation.

The Reimbursement Date for GMO Implementation Fund is December 5, 2012 and the Reimbursement Date for GMO Resources Fund is December 6, 2012. The Reimbursement Date for each Fund may be extended by the Manager at its discretion.

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s or its class’ net asset value.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification of Undertaking to Reimburse Certain Fund Expenses on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel

Execution of this Agreement by Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), whether as party itself, a managing member of a party or the managing member of the general partner of a party, is by a duly authorized officer solely in his capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are binding solely on the named party to this agreement and are not binding upon any officer or other agent, partner, member or director of GMO individually. A Certificate of Organization of GMO is on file with the Secretary of State of the Commonwealth of Massachusetts.